TRIBEVEST INC (FORMERLY TRIBEVEST LLC)

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Tribevest Inc. (formerly, Tribevest LLC)
Columbus, Ohio

We have reviewed the accompanying financial statements of Tribevest Inc (formerly, Tribevest LLC), which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Tribevest Inc (formerly, Tribevest LLC) and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
June 28, 2022

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

TRIBEVEST INC
(FORMERLY TRIBEVEST LLC)
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020
(unaudited)

ASSETS

	2021	2020
CURRENT ASSETS		
Cash and cash equivalents	$ 1,853,199	$ 174,952
Notes receivable - related parties	57,545	35,000
TOTAL CURRENT ASSETS	1,910,744	209,952
PROPERTY AND EQUIPMENT		
Property and equipment, net	5,272	-
TOTAL ASSETS	$ 1,916,016	$ 209,952

LIABILITIES AND SHAREHOLDERS' EQUITY

	2021	2020
CURRENT LIABILITIES		
Accounts payable	$ 16,457	$ 2,798
Accrued expenses	6,451	6,101
Line of credit	18,051	98,422
SBA PPP loan	-	45,512
Convertible note - current portion	1,657,855	298,278
TOTAL CURRENT LIABILITIES	1,698,814	451,111
LONG-TERM LIABILITIES		
Note payable - related party	57,027	97,873
Convertible notes	-	872,673
TOTAL LONG-TERM LIABILITIES	57,027	970,546
TOTAL LIABILITIES	1,755,841	1,421,657
SHAREHOLDERS' EQUITY		
Contributions/(Distributions)	(245,099)	(179,800)
SAFE obligations	2,495,000	-
Accumulated deficit	(2,089,726)	(1,031,905)
TOTAL SHAREHOLDERS' EQUITY	160,175	(1,211,705)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,916,016	$ 209,952

See independent accountant's review report and accompanying notes to financial statements.

TRIBEVEST INC
(FORMERLY TRIBEVEST LLC)
STATEMENTS OF INCOME
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
REVENUES	$ 175,599	$ 3,501
COST OF GOODS SOLD	87,379	1,565
GROSS PROFIT	88,220	1,936
OPERATING EXPENSES		
Contractors expense	96,729	2,000
Depreciation expense	182	-
General and administrative	528,352	227,789
Professional fees	59,388	13,950
Sales and marketing	320,770	96,506
Software and platform expenses	143,578	72,035
TOTAL OPERATING EXPENSES	1,148,999	412,280
NET OPERATING LOSS	(1,060,779)	(410,344)
OTHER INCOME/(EXPENSES)		
Other income	2,979	523
Interest income	378	-
Forgiveness of SBA PPP loan	45,200	-
Interest expense	(45,599)	(26,488)
TOTAL OTHER INCOME/(EXPENSES)	2,958	(25,965)
NET LOSS	$ (1,057,821)	$ (436,309)

See independent accountant's review report and accompanying notes to financial statements.

TRIBEVEST INC
(FORMERLY TRIBEVEST LLC)
STATEMENTS OF EQUITY
DECEMBER 31, 2021 AND 2020
(unaudited)

	Contributions /(Distributions)	SAFE Obligations	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2020	(49,876)	-	$ (595,596)	$ (645,472)
Distributions	(129,924)	-	-	$ (129,924)
Net loss	-	-	(436,309)	$ (436,309)
ENDING BALANCE, DECEMBER 31, 2020	$ (179,800)	$ -	$ (1,031,905)	$ (1,211,705)
Issuance of SAFE Obligations	-	2,495,000	-	$ 2,495,000
Distributions	(65,299)	-	-	$ (65,299)
Net loss	-	-	(1,057,821)	$ (1,057,821)
ENDING BALANCE, DECEMBER 31, 2021	**$ (245,099)**	**$ 2,495,000**	**$ (2,089,726)**	**$ 160,175**

See independent accountant's review report and accompanying notes to financial statements.

TRIBEVEST INC
(FORMERLY TRIBEVEST LLC)
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (1,057,821)	$ (436,309)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	182	-
PPP loan forgiveness	(45,512)	-
(Increase) decrease in assets:		
Notes receivable - related parties	(22,545)	(35,000)
Increase (decrease) in liabilities:		
Accounts payable	13,659	1,358
Accrued expenses	350	6,101
Accrued interest on convertible notes	41,904	21,233
CASH USED FOR OPERATING ACTIVITIES	(1,069,783)	(442,617)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for fixed assets	(5,454)	-
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	(5,454)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of convertible notes	445,000	580,000
Issuance of SBA PPP loan	-	45,512
Repayments/(draws) on line of credit	(80,371)	46,455
Member distributions	(65,299)	(129,924)
Repayment of notes payable	-	(46,167)
Issuance/(Repayment) of note payable - related party	(40,846)	97,873
Issuance of SAFE obligations	2,495,000	-
CASH PROVIDED BY FINANCING ACTIVITIES	2,753,484	593,749
NET INCREASE IN CASH	1,678,247	151,132
CASH AT BEGINNING OF YEAR	174,952	23,820
CASH AT END OF YEAR	$ 1,853,199	$ 174,952
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 3,696	$ 5,255
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company
Tribevest LLC (the "Company") was incorporated in the State of Ohio on August 5, 2016. The Company converted to Tribevest Inc on January 1, 2022. The Company specializes in a platform for individuals to combine funds together to create a combined investment and ability to manage the investment.

Due to the nature of the subsequent event, the financial statements presented herein give a retroactive effect to the reorganization as a corporation.

Going Concern
Since Inception, the Company has relied on funds from SAFE obligations and convertible notes issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2021, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, and 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and

1. Summary of Significant Accounting Policies (continued)

Risks and Uncertainties (continued)
affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, and 2020, the Company believed all amounts in accounts receivable are collectable.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three years, while vehicles are depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company is taxed as a single member limited liability company for federal income tax purposes. Therefore, the Company's earnings are included on the members' personal income tax return and taxed depending on his personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Effective January 1, 2022, the Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company is subject to franchise and income tax filing requirements in the State of Ohio.

1. <u>Summary of Significant Accounting Policies (continued)</u>

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling an investment platform. The Company's payments are generally collected upfront. For years ending December 31, 2021, and 2020 the Company recognized $175,599 and $3,501 in revenue, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

1. Summary of Significant Accounting Policies (continued)

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options* (*Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

3. Notes Receivable – Related Parties

Since inception, related parties have borrowed funds from the Company valued at $57,545 and $35,000 as of December 31, 2021, and 2020, respectively. Interest is accrued annually at 0% per annum. Management expects to receive the full amount within a year.

4. Property and Equipment

Property and equipment consisted of the following at December 31, 2021 and 2020:

Property and equipment at cost:	2021	2020
Office Equipment	$ 5,454	$ -
	5,454	-
Less: Accumulated depreciation	182	-
Total	$ 5,272	$ -

5. Convertible Notes

The convertible promissory notes are unsecured and are convertible into shares of the Company's preferred stock upon a subsequent qualified financing event, sale of the company or at the maturity date.

In the event of a qualified financing event the notes and accrued interest are convertible into a price per share equal to the lesser of (i) 1-the discount rate of the price per share paid by the other purchasers of the preferred stock sold in the qualified financing and (ii) an amount obtained by dividing the valuation cap by the fully diluted capitalization of the Company. In the event that a qualified financing does not occur, the notes and accrued interest are convertible into the number of shares obtained by dividing the valuation cap by the fully diluted capitalization of the Company. In the event of a conversion upon change of control, the notes and accrued interest are either due and payable immediately prior to the closing or convert the same way it would upon maturity.

Convertible notes are summarized below:

Issued during the year ending December 31,	Principal	APR	Conversion Discount	Valuation Cap	Maturity Date during the year ending December 31,	Accrued Interest Through December 31, 2021	Total at December 31, 2021
2017	$10,000	5%	20%	$2,500,000	2021	$2,107	$12,107
2018	$260,000	3% - 5%	20%	$0 - $2,500,000	2021	$29,212	$289,212
2019	$280,000	3%	20%	$0 - $2,500,000	2021	$24,048	$304,048
2020	$395,000	3%	20%	$5,500,000	2021-2022	$15,245	$410,245
2020	$185,000	0%		See note below			$185,000
2021	$445,000	3%	20%	$5,500,000	2022	$12,243	$457,243
	$1,575,000					$82,855	$1,657,855

5. Convertible Notes (continued)

In 2020, the Company entered into a convertible note, different than the other notes, described above. This note is convertible into 9% equity in the Company. There is no interest rate, discount rate, valuation cap or maturity date. The note is, however, convertible upon a liquidity event, equity financing or dissolution event.

6. SAFE Obligations

Since inception, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price.

The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

6. SAFE Obligations (continued)

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2021, and 2020, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of December 31, 2021, and 2020, the Company had $2,495,000 and nil of SAFE obligations outstanding, with valuation caps of $15,000,000 and no discount rate.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2021, and 2020 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the years ended December 31, 2021, and 2020.

7. Notes Payable – Related Parties

Since inception, related parties have provided loans to the Company valued at $57,027 and $97,873 as of December 31, 2021, and 2020, respectively. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

8. SBA PPP Loan

In 2020, the Company received loan proceeds of $45,200 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business.

The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and The Small Business Association., as Lender. The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note.

As noted above, the principal and accrued interest under the Note evidencing the PPP Loan are forgivable after twenty-four weeks as long the Company has used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries

8. SBA PPP Loan

during the twenty-four-week period. The Company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial forgiveness of the PPP Loan, the Company must request forgiveness and must provide satisfactory documentation in accordance with applicable Small Business Administration ("SBA") guidelines. Interest payable on the Note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the Note. The Company will be obligated to repay any portion of the principal amount of the Note that is not forgiven, together with interest accrued and accruing thereon at the rate set forth above, until such unforgiven portion is paid in full.

During the year ending December 31, 2021, the Company received notification from the SBA that the full principal amount, and accrued interest was fully forgiven.

9. Line of Credit

The Company has a $100,000 line of credit with a commercial bank. The line of credit bears 6.00% interest. The line is personally guaranteed by the member of the Company. Minimum monthly payments on the line are interest only. As of December 31, 2021, and 2020, the Company had $18,051 and $98,422, respectively, outstanding on the line of credit.

10. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on August 5, 2016 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

11. Subsequent Events

Conversion to Corporation
During 2022, the Company converted to a Delaware Corporation and changed the Company name to Tribevest Inc. During the conversion, a total of 5,000,000 Class A (Voting) shares were issued to the sole member of the LLC in exchange for all membership interests in the Company.

The Company is authorized to issue a total of 10,000,000 Class A (Voting) shares and 5,000,000 Class B (Non-voting) shares at a par value of $0.0001 per share.

Additionally, during 2022, the Company issued a total of 1,452,000 of Class A shares in exchange for $142 and a total of 638,640 of Class B shares in exchange for $64.

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Preferred Equity. The Company is attempting to raise a minimum amount of $750,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

11. Subsequent Events (continued)

The Crowdfunded Offering is being made through Wefunder Portal LLC (the "Intermediary" aka "Wefunder"). The Intermediary will be entitled to receive a 7.5% commission fee.

Managements Evaluation
The Company has evaluated subsequent events through June 28, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.